China Kangtai Cactus Bio-tech, Inc.

99 Taibei Road

Limin Economic and Technological Development Zone

Harbin, Heilongjiang Province

China 150025

May 31, 2007

J. Todd Sherman

Staff Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549

Dear Mr. Sherman:

This letter responds to your comment letter of May 14, 2007 regarding the Form 8-K filed by China Kangtai Cactus Bio-tech, Inc. on May 10, 2007, received by the Company on May 25,2007.

As discussed in its Form 8-K filing, on or around January 30, 2007, management determined, while working with Company’s new auditor on the 2006 year end audit, that some of its revenue recognition policies were incorrect. This determination was made after consultation with the Company’s new auditor.  No 8-K was filed at that time because the determination initially related only to the preparation and auditing of the Company’s financial statements for the year ending December 31, 2006.

During the months of February and March 2007, management worked with its accounting staff and the new auditor to complete the Company’s financial statements for the year ended December 31, 2006.  The auditors report was issued on March 30, 2007, and on April 2, 2007, the Company filed its report on Form 10-KSB for the fiscal year ending December 31, 2006.

After filing Form 10-KSB, management, having consulted with the auditor, concluded that it would not be necessary for the Company to restate the financial statements which had been included in its previously filed 10QSB reports for the first three quarters of 2006. This conclusion was based primarily on the fact that both the management and the auditor were not aware at that time of the full effect which use of corrected revenue recognition policies would have on the Company’s previously filed unaudited financial statements for the first three quarters of 2006.

In conjunction with the process of preparation of the Company’s unaudited financial statements for the first quarter of 2007, management determined that the financial statements in the three 10QSBs filed during 2006 should be restated and notified the Company’s auditor.   At that time, the auditor agreed with management’s determination.  As a result, on or about May 8, 2007, after discussions with management, the Company’s accounting staff, and the auditor, the Company’s board of directors concluded that the financial statements included in the quarterly reports for the first three quarters of 2006 could no longer be relied on.  The above 8K was filed on May 10, 2007.

The Company has not filed the amended 10QSB for the first quarter of 2006 yet, because the auditor has still not finished its review of the financial statements and notes.

The management of the Company would like to acknowledge that:

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The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Chengzhi Wang

General Manager